Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Sprint and Sprint Communications Announce Consent Solicitations with Respect to Certain Series of Notes

OVERLAND PARK, Kan. (BUSINESS WIRE), May 7, 2018 - Sprint Corporation (NYSE: S) announced today that it has commenced a consent solicitation (the “Sprint Consent Solicitation”) with respect to certain proposed amendments to the indenture, dated as of September 11, 2013 (as supplemented and amended, the “Sprint Indenture”), governing Sprint’s (i) 7.250% Notes due 2021 (CUSIP No. 85207UAE5) (the “Sprint 2021 Notes”), (ii) 7.875% Notes due 2023 (CUSIP No. 85207UAF2) (the “Sprint 2023 Notes”), (iii) 7.125% Notes due 2024 (CUSIP No. 85207UAH8) (the “Sprint 2024 Notes”), (iv) 7.625% Notes due 2025 (CUSIP No. 85207UAJ4) (the “Sprint 2025 Notes”) and (v) 7.625% Notes due 2026 (CUSIP No. 85207UAK1) (the “Sprint 2026 Notes” and, collectively with the Sprint 2021 Notes, the Sprint 2023 Notes, the Sprint 2024 Notes and the Sprint 2025 Notes, the “Sprint Notes,” and each series of the Sprint Notes, a “Sprint Series”).

Sprint Communications, Inc. (“SCI”), a wholly-owned subsidiary of Sprint, also announced today that it has commenced a consent solicitation (the “SCI Consent Solicitation”) with respect to certain proposed amendments to the indenture, dated as of November 20, 2006 (as supplemented and amended, the “SCI Indenture”), governing SCI’s (i) 11.500% Senior Notes due 2021 (CUSIP Nos. 852061AM2 and 852061AH3) (the “SCI 2021 Notes”), (ii) 7.000% Senior Notes due 2020 (CUSIP No. 852061AR1) (the “SCI 2020 Notes”) and (iii) 6.000% Senior Notes due 2022 (CUSIP No. 852061AS9) (the “SCI 2022 Notes” and, collectively with the SCI 2020 Notes and the SCI 2021 Notes, the “SCI Notes,” and each series of the SCI Notes, a “SCI Series”).

Each of the Sprint Consent Solicitation and the SCI Consent Solicitation is being conducted in connection with Sprint’s previously announced agreement to merge (the “Merger”) with a wholly-owned subsidiary of T-Mobile US, Inc. (“T-Mobile”), with Sprint surviving, after which Sprint is expected to become a direct or indirect wholly-owned subsidiary of T-Mobile USA, Inc. (“T-Mobile USA”), pursuant to that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of April 29, 2018, among Sprint, T-Mobile, SoftBank Corp. (“SoftBank”), Deutsche Telekom AG (“Deutsche Telekom”) and the additional parties thereto (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “T-Mobile Transaction”).

Sprint Consent Solicitation

Upon the terms and subject to the conditions described in the Sprint Solicitation Materials (as defined below), Sprint is soliciting consents from holders (i) to amend the definition of “Change of Control” to exclude the T-Mobile Transaction (the “Sprint Change of Control Amendment”), (ii) to amend the definition of “Permitted Holder” to include SoftBank, T-Mobile, Deutsche Telekom and their affiliates and successors and certain groups of which they are members, (iii) to add a restriction on consolidations, mergers and transfers of all or substantially all property and assets of T-Mobile USA and (iv) to remove the restriction on transfers of all or substantially all property and assets of Sprint (collectively, the “Sprint Proposed Amendments”).

In addition, at and subject to the consummation of the T-Mobile Transaction, T-Mobile and T-Mobile USA will enter into a supplemental indenture to the Sprint Indenture to provide unconditional and irrevocable guarantees in respect of each Sprint Series of the Sprint Notes, regardless of whether the Sprint Requisite Consents (as defined below) are received (the “Sprint T-Mobile Guarantees”). No consideration is being, or will be, paid or given by holders in respect of the Sprint T-Mobile Guarantees.

Under the Sprint Indenture, the occurrence of both a “Change of Control” and a Ratings Decline (which is defined with respect to each Sprint Series as a ratings downgrade from both of Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”)) constitutes a “Change of Control Triggering Event” requiring Sprint to make an offer to each holder of Sprint Notes to repurchase each holder’s Sprint Notes for 101% of the principal amount thereof plus accrued and unpaid interest (a “Sprint Change of Control Offer”). If the Sprint Change of Control Amendment becomes operative with respect to any Sprint Series, Sprint will not have to make a Sprint Change of Control Offer to holders of such Sprint Series in connection with the T-Mobile Transaction regardless of whether a Ratings Decline occurs.

Sprint is offering to pay each holder who validly delivers and does not validly revoke its consent to the Sprint Proposed Amendments in the manner described in the Sprint Solicitation Materials on or prior to the Sprint Expiration Time (as defined below), in each case on a pro rata basis with all other consenting holders, cash payments to Computershare Trust Company, N.A. (the “Payment Agent”) of the aggregate consent payments detailed in the table below (each a “Sprint Consent Payment” and, collectively the “Sprint Consent Payments”) for the benefit of the applicable holders, subject to satisfaction or waiver of certain conditions, including the receipt of valid consents, with respect to any Sprint Series, of a majority in aggregate principal amount of each such Sprint Series (the “Sprint Requisite Consents”). If the Sprint Requisite Consents are not obtained with respect to each Sprint Series, Sprint may, in its sole discretion, accept the Sprint Requisite Consents only with respect to specific Sprint Series of Sprint Notes, in which event only holders of Sprint Notes of such specific Sprint Series will be bound by the Sprint Proposed Amendments and only holders validly delivering consents in respect of such Sprint Series will receive the Sprint Consent Payments with respect to such Sprint Series.

Sprint Series	CUSIP Number	Outstanding Aggregate Principal Amount	Aggregate Consent Payment
Sprint 2021 Notes	85207UAE5	$2,250,000,000	$2,812,500
Sprint 2023 Notes	85207UAF2	$4,250,000,000	$10,625,000
Sprint 2024 Notes	85207UAH8	$2,500,000,000	$6,250,000
Sprint 2025 Notes	85207UAJ4	$1,500,000,000	$3,750,000
Sprint 2026 Notes	85207UAK1	$1,500,000,000	$3,750,000

Sprint anticipates that, promptly after receipt of the Sprint Requisite Consents from holders of one or more Sprint Series at or prior to the Sprint Expiration Time, Sprint will give notice to The Bank of New York Mellon Trust Company, N.A. (the “Trustee”) that the Sprint Requisite Consents with respect to such Sprint Series have been obtained, and Sprint and the Trustee will execute the supplemental indenture to the Sprint Indenture (such time, the “Sprint Effective Time”), pursuant to which the Sprint Change of Control Amendment will become operative at the Sprint Effective Time and the other Sprint Proposed Amendments will not become operative until immediately prior to the consummation of the T-Mobile Transaction with respect to such Sprint Series. Holders should note that the Sprint Effective Time with respect to any Sprint Series may be prior to the Sprint Expiration Time and holders will not be given prior notice of such Sprint Effective Time.

The Sprint Consent Solicitation will expire at 5:00 p.m., New York City time, on May 11, 2018 (as such date may be extended by Sprint in its sole discretion) (the “Sprint Expiration Time”). Payment of the Sprint Consent Payments with respect to each Sprint Series will be made one business day after the Sprint Expiration Time, on a pro rata basis. Sprint, in its sole discretion, may terminate the consent solicitation without the obligation to make any cash payments at any time prior to the Sprint Effective Time, whether or not the Sprint Requisite Consents have been received with respect to any Sprint Series. Except for the Sprint Proposed Amendments, all of the existing terms of the Sprint Notes and the Sprint Indenture will remain unchanged.

SCI Consent Solicitation

Upon the terms and subject to the conditions described in the SCI Solicitation Materials (as defined below), SCI is soliciting consents from holders (i) to amend the definition of “Change of Control” to exclude the T-Mobile Transaction (the “SCI Change of Control Amendment”), (ii) to amend the definition of “Permitted Holder” to include SoftBank, T-Mobile, Deutsche Telekom and their affiliates and successors and certain groups of which they are members, (iii) to add a restriction on consolidations, mergers and transfers of all or substantially all property and assets of T-Mobile USA and (iv) to remove the restriction on transfers of all or substantially all property and assets of SCI (collectively, the “SCI Proposed Amendments”).

In addition, at and subject to the consummation of the T-Mobile Transaction, T-Mobile and T-Mobile USA will enter into a supplemental indenture to the SCI Indenture to provide unconditional and irrevocable guarantees in respect of each SCI Series of the SCI Notes, regardless of whether the SCI Requisite Consents (as defined below) are received (the “SCI T-Mobile Guarantees”). No consideration is being, or will be, paid or given by holders in respect of the SCI T-Mobile Guarantees.

Under the SCI Indenture, the occurrence of both a “Change of Control” and a Ratings Decline (which is defined with respect to each SCI Series as a ratings downgrade from both of Moody’s and S&P) constitutes a “Change of Control Triggering Event” requiring SCI to make an offer to each holder of SCI Notes to repurchase each holder’s SCI Notes for 101% of the principal amount thereof plus accrued and unpaid interest (a “SCI Change of Control Offer”). If the SCI Change of Control Amendment becomes operative with respect to any SCI Series, SCI will not have to make a SCI Change of Control Offer to holders of such SCI Series in connection with the T-Mobile Transaction regardless of whether a Ratings Decline occurs.

SCI is offering to pay each holder who validly delivers and does not validly revoke its consent to the SCI Proposed Amendments in the manner described in the SCI Solicitation Materials on or prior to the SCI Expiration Time (as defined below), in each case on a pro rata basis with all other consenting holders, cash payments to the Payment Agent of the aggregate consent payments detailed in the table below (each a “SCI Consent Payment” and, collectively the “SCI Consent Payments”) for the benefit of the applicable holders, subject to satisfaction or waiver of certain conditions, including the receipt of valid consents, with respect to any SCI Series, of a majority in aggregate principal amount of each such SCI Series (the “SCI Requisite Consents”). If the SCI Requisite Consents are not obtained with respect to each SCI Series, SCI may, in its sole discretion, accept the SCI Requisite Consents only with respect to specific SCI Series of SCI Notes, in which event only holders of SCI Notes of such specific SCI Series will be bound by the SCI Proposed Amendments and only holders validly delivering consents in respect of such SCI Series will receive the SCI Consent Payments with respect to such SCI Series.

SCI Series	CUSIP Number	Outstanding Aggregate Principal Amount	Aggregate Consent Payment
SCI 2020 Notes	852061AR1	$1,500,000,000	$1,875,000
SCI 2021 Notes	852061AM2 and 852061AH3	$1,000,000,000	$1,250,000
SCI 2022 Notes	852061AS9	$2,280,000,000	$5,700,000

SCI anticipates that, promptly after receipt of the SCI Requisite Consents from holders of one or more SCI Series at or prior to the SCI Expiration Time, SCI will give notice to the Trustee that the SCI Requisite Consents with respect to such SCI Series have been obtained, and SCI and the Trustee will execute the supplemental indenture to the SCI Indenture (such time, the “SCI Effective Time”), pursuant to which, with respect to such SCI Series, the SCI Change of Control Amendment will become operative at the SCI Effective Time and the other SCI Proposed Amendments will not become operative until immediately prior to the consummation of the T-Mobile Transaction. Holders should note that the SCI Effective Time with respect to any SCI Series may be prior to the SCI Expiration Time and holders will not be given prior notice of such SCI Effective Time.

The SCI Consent Solicitation will expire at 5:00 p.m., New York City time, on May 11, 2018 (as such date may be extended by SCI in its sole discretion) (the “SCI Expiration Time”). Payment of the SCI Consent Payments with respect to each SCI Series will be made one business day after the SCI Expiration Time, on a pro rata basis. SCI, in its sole discretion, may terminate the consent solicitation without the obligation to make any cash payments at any time prior to the SCI Effective Time, whether or not the SCI Requisite Consents have been received with respect to any SCI Series. Except for the SCI Proposed Amendments, all of the existing terms of the SCI Notes and the SCI Indenture will remain unchanged.

The receipt of the Sprint Requisite Consents with respect to each Sprint Series and the SCI Requisite Consents with respect to each SCI Series and the effectiveness of the Sprint Proposed Amendments, the Sprint T-Mobile Guarantees, the SCI Proposed Amendments and the SCI T-Mobile Guarantees are not conditions to the consummation of the T-Mobile Transaction.

This press release does not set forth all of the terms and conditions of the consent solicitations. Holders of the Sprint Notes should carefully read Sprint’s Consent Solicitation Statement, dated May 7, 2018, and the accompanying materials, including the Consent Letter (collectively, the “Sprint Solicitation Materials”), for a complete description of all terms and conditions before making any decision with respect to the Sprint Consent Solicitation. Holders of the SCI Notes should carefully read SCI’s Consent Solicitation Statement, dated May 7, 2018, and the accompanying materials, including the Consent Letter (collectively, the “SCI Solicitation Materials”), for a complete description of all terms and conditions before making any decision with respect to the SCI Consent Solicitation. Sprint does not make any recommendation as to whether or not any holder should consent to the Sprint Proposed Amendments, and SCI does not make any recommendation as to whether or not any holder should consent to the SCI Proposed Amendments. Additional information concerning the terms and conditions of the Sprint Consent Solicitation, the SCI Consent Solicitation, and the procedure for delivering consents, may be obtained from the lead solicitation agent, J.P. Morgan Securities LLC, at (866) 834-4666 (toll-free) or (212) 834-4811 (collect). Deutsche Bank Securities Inc. is acting as co-solicitation agent for the Sprint Consent Solicitation and the SCI Consent Solicitation. Copies of the Sprint Solicitation Materials and the SCI Solicitation Materials may be obtained from the information agent, Georgeson Inc., by calling (800) 676-0281 or (212) 440-9800 for banks and brokers or by email at sprint@georgeson.com.

This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any Sprint Series of Sprint Notes, any SCI Series of SCI Notes or any other securities. This announcement is also not a solicitation of consents with respect to the Sprint Proposed Amendments, the SCI Proposed Amendments or any securities. The solicitation of consents by Sprint is being made only pursuant to the Sprint Solicitation Materials, and the solicitation of consent by SCI is being made only pursuant to the SCI Solicitation Materials. Neither the Sprint Consent Solicitation nor the SCI Consent Solicitation is being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws.

About Sprint

Sprint is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.6 million connections as of December 31, 2017 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint’s legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability and speed across its nationwide network and commitment to launching the first 5G mobile network in the United States.

About T-Mobile

As America’s Un-carrier, T-Mobile is redefining the way consumers and businesses buy wireless services through leading product and service innovation. T-Mobile’s advanced nationwide 4G LTE network delivers outstanding wireless experiences to 74.0 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile provides services through its subsidiaries and operates its flagship brands, T-Mobile and MetroPCS.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements concerning Sprint, T-Mobile and the T-Mobile Transaction. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the T-Mobile Transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Sprint’s, T-Mobile’s and the combined company’s plans, objectives, expectations and intentions and the expected timing of completion of the T-Mobile Transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the T-Mobile Transaction, or the failure to satisfy any of the other conditions to the T-Mobile Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the Business Combination Agreement; adverse effects on the market price of Sprint’s or T-Mobile’s common stock and on Sprint’s or T-Mobile’s operating results because of a failure to complete the T-Mobile Transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the T-Mobile Transaction on the expected terms or timing or at all; the ability of Sprint, T-Mobile and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of Sprint’s or T-Mobile’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the T-Mobile Transaction on the market price of Sprint’s or T-Mobile’s common stock and on Sprint’s or T-Mobile’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the T-Mobile Transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of Sprint, T-Mobile or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the Business Combination Agreement during the pendency of the T-Mobile Transaction could adversely affect Sprint’s or    T-Mobile’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which Sprint and T-Mobile operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the Securities and Exchange Commission (the “SEC”) and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A—Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this press release are cautioned not to place undue reliance on such forward-looking statements. Sprint and T-Mobile assume no obligation to update or revise the information contained in this press release (whether as a result of new information, future events or otherwise), except as required by applicable law.

No Offer or Solicitation / Additional Information and Where to Find It:

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the T-Mobile Transaction, T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint, that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to Sprint and T-Mobile stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from Sprint or T-Mobile. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.

Participants in the Solicitation

Sprint and T-Mobile and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the T-Mobile Transaction. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Sprint or T-Mobile as indicated above.

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on Twitter:

Tweet: YES! #5G WILL connect everyone and everything, but only if there is #5GForAll - that’s our goal with the @Sprint and @TMobile merger. [Investor info: AllFor5G.com/disclaimer ]

https://twitter.com/CTIA/status/992388626901295105: #5G will connect everyone & everything, driving savings across all sectors of our economy, and transforming the way we live & work. Learn more: RaceTo5G.ctia.org

Tweet [retweeted by Sprint]: That’s right - @Sprint’s merger with @TMobile is not your normal merger - this is going to significantly benefit U.S. customers and bring #5GForAll. [Investor info: sprint.co/2HSH80M ]

https://morningconsult.com/opinions/this-isnt-your-older-brothers-wireless-merger/?linkId=51361825

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on LinkedIn:

LinkedIn post: That’s right - Sprint’s merger with T-Mobile is not your normal merger - this is going to significantly benefit U.S. customers and bring #5GForAll. [Investor info: http://bit.ly/2jwfs7h] http://bit.ly/2ju9m7k

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.